                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                Schedule 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934


                           CAREY INTERNATIONAL, INC.
                           (Name of Subject Company)

                           CAREY INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)


                                   141750109
                     (Cusip Number of Class of Securities)


                             VINCENT A. WOLFINGTON
                           CAREY INTERNATIONAL, INC.
                    4530 WISCONSIN AVE., N.W., FIFTH FLOOR
                             WASHINGTON D.C. 20016
                                (202) 895-1200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                                with a copy to:

                             JOHN P. DRISCOLL, JR.
                             JAMES E. DAWSON, ESQ.
                         NUTTER, MCCLENNEN & FISH, LLP
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                (617) 439-2000



[_] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     This Statement on Schedule 14D-9 relates to the joint tender offer by Carey
International, Inc., a Delaware corporation, and Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), to purchase any and all of the outstanding shares of Carey International's common stock, par value $0.01 per share, at a price of $18.25 per share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August
3, 2000 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer". VIP Holdings, LLC, a Delaware limited liability company, VIP Holdings II, LLC, a Delaware limited liability company, and VIP Holdings III, LLC, a Delaware limited liability company (collectively, "Holdings"), Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), Ford Motor Company, a Delaware corporation, and Vincent A. Wolfington are affiliates of Acquisition Company (the "Affiliates").

     The information in the Offer to Purchase, a copy of which was filed as Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO dated August 3, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission (the "Commission") on September 1, 2000, Amendment No. 2 thereto filed on September 7, 2000, Amendment No. 3 thereto filed on August 13, 2000 and Amendment No. 4 thereto filed on August 15, 2000, is incorporated herein by reference in response to all of the Items of this Statement as more particularly described below.

ITEM 1.   SUBJECT COMPANY INFORMATION

     The name of the subject company/issuer is Carey International, Inc., a Delaware corporation ("Carey International"). Carey International's executive offices are located at 4530 Wisconsin Avenue, N.W., Fifth Floor, Washington, D.C. 20016. The telephone number of Carey International at such offices is
(202) 895-1200.

     The class of securities to which this statement relates is the common stock, par value $.01 per share, of Carey International, of which 9,848,729 shares were issued and outstanding as of July 24, 2000.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

     The name and business address of Carey International, which is the entity filing this Statement, are set forth in Item 1 above.

     The information set forth in the section of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

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     The Schedule TO states that the principal offices of Acquisition Company,
Holdings, Parent and Chartwell are located at 717 Fifth Avenue, 23/rd/ Floor, New York, New York 10022 and the principal offices of Ford are located at One American Road, Dearborn, Michigan 48126. Vincent A. Wolfington's business address is c/o Carey International, Inc., 4530 Wisconsin Avenue, N.W., Fifth Floor, Washington, D.C. 20016.

ITEM 3.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors -- Section 1 (Background of the Transaction; Contacts with Carey International)", "Special Factors -- Section 7 (The Merger Agreement and Related Documents)", "Special Factors -- Section 8 (Interests of Certain Persons in the Transaction)", "Tender Offer -- Section 7 (Certain Information Concerning Carey International)", "Tender Offer -- Section 8 (Certain Information Concerning Chartwell, Holdings, Parent and Acquisition Company)", "Tender Offer -- Section 9 (Certain Information Concerning Ford)" and Schedules I, II, III and IV is incorporated herein by reference.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors -- Section 1 (Background of the Transaction; Contacts with Carey International)", "Special Factors -- Section 2 (Recommendation of the Board of Directors of Carey International; Fairness of the Offer and the Merger)" and "Special Factors -- Section 8 (Interests of Certain Persons in the Transaction)" is incorporated herein by reference.

ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors -- Section 11 (Fees and Expenses)" and "Tender Offer -- Section 14 (Fees and Expenses)" is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the sections of the Offer to Purchase captioned "Tender Offer -- Section 7 (Certain Information Concerning Carey International)", "Tender Offer -- Section 8 (Certain Information Concerning Chartwell, Holdings, Parent and Acquisition Company)", "Tender Offer -- Section 9 (Certain Information Concerning Ford)" and Schedules I, II, III and IV is incorporated herein by reference.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     The information contained in the sections of the Offer to Purchase captioned "Introduction," "Special Factors -- Section 1 (Background of the Transaction; Contacts with Carey International)",

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"Special Factors -- Section 4 (Purpose and Structure of the Transaction)",
"Special Factors -- Section 7 (The Merger Agreement and Related Documents)", Special Factors -- Section 8 (Interests of Certain Persons in the Transaction)", "Special Factors -- Section 9 (Financing of the Transaction)", "The Tender
Offer --Section 10 (Source and Amount of Funds)" and "The Tender Offer --
Section 11 (Effect of the Offer on the Market for the Common Stock; Exchange Act Registration) is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION

     None.

ITEM 9.   EXHIBITS

     The exhibits listed in the accompanying Exhibit Index are filed as part of this Statement.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 15, 2000

                              CAREY INTERNATIONAL, INC.


                              By:  /s/ Vincent A. Wolfington
                                   --------------------------------------------
                                   Name: Vincent A. Wolfington
                                   Title: Chairman and Chief Executive Officer


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                                 EXHIBIT INDEX

(a)(1)(i)*     Offer to Purchase.
(a)(1)(ii)*    Letter of Transmittal.
(a)(2)**       Letter to Stockholders from Vincent A. Wolfington, Chairman and
               Chief Executive Officer of Carey International, dated August 3,
               2000.
(a)(3)*        See exhibit (a)(1)(i).
(a)(4)         Not applicable.
(a)(5)(i)*     Notice of Guaranteed Delivery.
(a)(5)(ii)*    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
(a)(5)(iii)*   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
(a)(5)(iv)*    Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(5)(v)***   Press Release dated July 19, 2000.
(a)(5)(vi)**** Letter to Employees, Subsidiaries and Licensees dated July 20,
               2000.
(a)(5)(vii)*   Summary Advertisement dated August 3, 2000.
(a)(5)(viii)*  Press Release dated August 31, 2000.
(a)(5)(ix)*    Press Release dated September 7, 2000.
(a)(5)(x)*     Press Release dated September 15, 2000.
(a)(5)(xi)**   Opinion of Benedetto, Gartland & Company, Inc., dated July 15,
               2000.
(a)(5)(xii)**  Opinion of Friedman Billings Ramsey & Co., Inc., dated July 15,
               2000.
(b)(i)*        Senior Credit Facility Commitment Letter, dated July 12, 2000, by and among Chartwell, First Union National Bank, Fleet National
               Bank, First Union Securities and Fleet Robertson Stephens Inc.
(b)(ii)*       Senior Subordinated Note Commitment Letter, dated July 12, 2000, by and among Chartwell, GarMark Advisors L.L.C. and First Union
               Investors, Inc.
(b)(iii)*      Form of Loan Agreement by and between Acquisition Company and
               Carey International.
(c)(1)*        Presentation by Benedetto, Gartland & Company, Inc., made to
               Carey International's Board of Directors on July 15, 2000.
(c)(2)*        Presentation of Friedman Billings Ramsey & Co., Inc., made to the
               Special Committee of the Board of Directors on July 15, 2000.
(e)(i)*****    Agreement and Plan of Merger, dated as of July 19, 2000, by and among Carey International, Acquisition Company, Parent and Eranja
               Acquisition Sub, Inc. and certain exhibits thereto.
(e)(ii)*****   Stock Option Agreement, dated as of July 19, 2000, by and among
               Parent, Acquisition Company and Carey International.
(e)(iii)*      Employment Agreement, dated as of May 12, 2000, by and between
               Carey International and Vincent A. Wolfington.
(e)(iv)*       Employment Agreement, dated as of May 12, 2000, by and between
               Carey International and Don R. Dailey.
(e)(v)*        Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and David
               H. Haedicke.

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(e)(vi)*       Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Devin
               J. Murphy.
(e)(vii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Sally
               A. Snead.
(e)(viii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Guy C. Thomas.
(e)(ix)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Eugene
               S. Willard.
(e)(x)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and John
               C. Wintle.
(e)(xi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Vincent A. Wolfington.
(e)(xii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Don R. Dailey.
(e)(xiii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Richard A. Anderson, Jr.
(e)(xiv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and David H. Haedicke.
(e)(xv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Gary L. Kessler.
(e)(xvi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Devin J. Murphy.
(e)(xvii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Sally A. Snead.
(e)(xviii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Guy C. Thomas.
(e)(xix)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Eugene S. Willard.
(e)(xx)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and John C. Wintle.
(e)(xxi)* Form of Letter Agreement to be entered into by and between Chartwell and Acquisition Company.
(e)(xxii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Chartwell.
(e)(xxiii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Ford.
 (f)** Section 262 of the Delaware General Corporation Law regarding Appraisal Rights.
 (g)           Not applicable.
 (h)           Not applicable.
 --------
* Incorporated by reference to Carey International's Schedule TO filed on August 3, 2000, as amended by Amendment No. 1 thereto filed on September 1, 2000, Amendment No. 2 thereto filed on September 7, 2000, Amendment No. 3 thereto filed on August 13, 2000 and Amendment No. 4 thereto filed on August 15, 2000.

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**     Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).
*** Incorporated by reference to Carey International's Schedule TO-C filed on July 19, 2000.
**** Incorporated by reference to Carey International's Schedule TO-C filed on July 20, 2000.
*****  Incorporated by reference to Carey International's Current Report on
       Form 8-K dated July 19, 2000 and filed on July 26, 2000.

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